

PROSPECTUS SUPPLEMENT NO. 14
(To Prospectus Dated December 4, 2003)

CenterPoint Energy

$575,000,000
3.75% Convertible Senior Notes due 2023
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated December 4, 2003, relating to $575,000,000 aggregate principal amount of our 3.75% Convertible Senior Notes Due 2023 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information set forth under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (1)
National Benefit Life Insurance Company (2)....	$35,000	*	3,022	*
Primerica Life Insurance Company (3)..............	$345,000	*	29,793	*
The Standard Fire Insurance Company..............	$426,000	*	36,788	*
The Travelers Life and Annuity Company (4)....	$177,000	*	15,285	*
The Travelers Indemnity Company	$426,000	*	36,788	*
The Travelers Insurance Company – Life (5).....	$2,438,000	*	210,535	*
The Travelers Insurance Company Separate Account TLAC (6)...	$68,000	*	5,872	*
Travelers Casualty Insurance Company of America	$1,235,000	*	106,649	*
Travelers Series Trust Convertible Bond Portfolio...	$900,000	*	77,720	*

* Less than 1%

(1) Calculated using 306,077,942 shares of common stock outstanding as of November 3, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(2) National Benefit Life Insurance Company also beneficially owns (i) $2,500,000 principal amount of CERC's 7.75% Notes due 2011, (ii) $700,000 principal amount of CenterPoint Houston's 5.70% General Mortgage Bonds, Series J, due 2013 and (iii) $2,000,000 principal amount of CenterPoint Houston's 6.95% General Mortgage Bonds, Series K, due 2033.

(3) Primerica Life Insurance Company also benefically owns (i) $7,000,000 principal amount of CERC's 7.875% Senior Notes due 2013 and (ii) $1,400,000 principal amount of CenterPoint Houston's 5.70% General Mortgage Bonds, Series J, due 2013.

(4) The Travelers Life and Annuity Company also beneficially owns (i) $300,000 principal amount of CenterPoint Houston's 5.70% General Mortgage Bonds, Series J, due 2013, (ii) $700,000 principal amount of CenterPoint Houston's 6.95% General Mortgage Bonds, Series K, due 2033 and (iii) $1,000,000 principal amount of CERC's 7.875% Senior Notes due 2013.

(5)   The Travelers Insurance Company – Life also beneficially owns (i) $5,000,000 principal amount of CERC's 7.75% Notes due 2011, (ii) $3,800,000 principal amount of CenterPoint Houston's 5.70% General Mortgage Bonds, Series J, due 2013, (iii) $6,300,000 principal amount of CenterPoint Houston's 6.95% General Mortgage Bonds, Series K, due 2033 and (iv) $11,500,000 principal amount of CERC's 7.875% Senior Notes due 2013.

(6)   The Travelers Insurance Company Separate Account TLAC also beneficially owns $200,000 principal amount of CenterPoint Houston's 5.70% General Mortgage Bonds, Series J, due 2013.

Investing in the notes involves risks. See "Risk Factors" beginning on page 10 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 13, 2004.